Exhibit 99

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

UNILEVER PLC



2) Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST OWNED BY ACCOUNTS UNDER THE DISCRETIONARY INVESTMENT MANAGEMENT OF ONE OR MORE OF THE FOLLOWING INVESTMENT MANAGEMENT COMPANIES:
CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL LIMITED, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC., AND CAPITAL RESEARCH AND MANAGEMENT COMPANY.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL GUARDIAN TRUST COMPANY:


STATE STREET NOMINEES LIMITED 8,377,153


BANK OF NEW YORK NOMINEES 1,276,359


CHASE NOMINEES LIMITED 22,034,141


BT GLOBENET NOMINEES LIMITED 558,718


MIDLAND BANK PLC 8,402,454


CEDE & CO. 54,980


BANKERS TRUST 1,865,200


BARCLAYS BANK 874,600


CITIBANK LONDON 1,097,510


NORTRUST NOMINEES 7,248,100


ROYAL BANK OF SCOTLAND 39,000


MSS NOMINEES LIMITED 113,700


STATE STREET BANK & TRUST CO. 50,200


RBSTB NOMINEES LIMITED 6,300


DEUTSCHE BANK AG 9,000


HSBC BANK PLC 9,700


ROY NOMINEES LIMITED 85,400


MELLON NOMINEES (UK) LIMITED 1,090,464


TOTAL - CAPITAL GUARDIAN TRUST COMPANY: 53,192,979
--------------------------------------


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL LIMITED:


STATE STREET NOMINEES LIMITED 102,900


BANK OF NEW YORK NOMINEES 3,045,189


NORTHERN TRUST 665,974


CHASE NOMINEES LIMITED 1,339,835


MIDLAND BANK PLC 25,100


BANKERS TRUST 1,440,867


MORGAN GUARANTY 230,200


NORTRUST NOMINEES 1,492,702


STATE STREET BANK & TRUST CO. 143,300


DEUTSCHE BANK AG 658,547


HSBC BANK PLC 610,360


MELLON BANK N.A. 37,735


KAS UK 14,319


BANK ONE LONDON 80,300


TOTAL - CAPITAL INTERNATIONAL LIMITED: 9,887,328
-------------------------------------


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL S.A.:


CHASE NOMINEES LIMITED 732,162


MIDLAND BANK PLC 77,500


BARCLAYS BANK 106,500


BROWN BROS. 9,500


ROYAL BANK OF SCOTLAND 83,700


STATE STREET BANK & TRUST CO. 29,400


LLOYDS BANK 68,600


HSBC BANK PLC 11,800


TOTAL - CAPITAL INTERNATIONAL S.A.: 1,119,162
---------------------------------


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL, INC.:


STATE STREET NOMINEES LIMITED 918,952


BANK OF NEW YORK NOMINEES 210,985


CHASE NOMINEES LIMITED 883,617


MIDLAND BANK PLC 39,500


DEUTSCHE BANK MANNHEIM 23,500


BANKERS TRUST 6,100


CITIBANK LONDON 21,700


NORTRUST NOMINEES 127,910


ROYAL BANK OF SCOTLAND 29,200


STATE STREET BANK & TRUST CO. 51,654


RBSTB NOMINEES LIMITED 6,400


CITIBANK NA 99,116


DEUTSCHE BANK AG 11,200


CHASE MANHATTAN NOMINEE LIMITED 3,475


HSBC BANK PLC 38,300


TOTAL - CAPITAL INTERNATIONAL, INC.: 2,471,609
----------------------------------


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL RESEARCH AND MANAGEMENT COMPANY:


STATE STREET NOMINEES LIMITED 1,945,488


CHASE NOMINEES LIMITED 77,455,946


TOTAL - CAPITAL RESEARCH AND MANAGEMENT COMPANY: 79,401,434
-----------------------------------------------



5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1.4P EACH

10) Date of transaction

27 JUNE 2003

11) Date company informed

2 JULY 2003

12) Total holding following this notification

146,072,512

13) Total percentage holding of issued class following this notification

5.017%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

BRIDGET SALAMAN

020 7822 6043



16) Name and signature of authorised company official responsible for making this notification


CHERYL HAMPTON-COUTTS

ASSISTANT COMPANY SECRETARY


Date of notification 2 July 2003